Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 3, 2019

Eldorado Gold Provides Q2 2019 Conference Call Details and Releases 7th Annual Sustainability Report

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) provides the following updates.

Q2 2019 Financial and Operational Results

Eldorado Gold will release its Q2 2019 Financial and Operational Results after market closes on Thursday, August 1, 2019 and will host a conference call on Friday, August 2, 2019 at 11:30am ET (8:30am PT). The call will be webcast and be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via:
http://services.choruscall.ca/links/eldoradogold20190802.html.

Conference Call Details	Replay (available until Sept. 6, 2019)
Date: August 2, 2019	Vancouver: +1 604 638 9010
Time: 8:30 am PT (11:30 am ET)	Toll Free: 1 800 319 6413
Dial in: +1 604 638 5340	Access code: 3288
Toll free: 1 800 319 4610

2018 Sustainability Report

Eldorado has released its 7th annual Sustainability Report, providing an assessment of the Company’s environmental, social and economic (“ESG”) impacts in 2018.

The Report is available on the Eldorado website via: https://www.eldoradogold.com/responsibility/reporting/default.aspx

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com